SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 29, 2017, DRAWN UP AS A SUMMARY.

State Registry (NIRE): 35300396090

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

1.         Date:               September 29, 2017.

2.         Time:              8 p.m.

3.         Venue:                        Av. Brigadeiro Faria Lima, No. 3400 – 20th floor, São Paulo, SP.

4.         Members Attending:             Benjamin Steinbruch (Chairman), Fabiam Franklin, Fernando Perrone, Antonio Bernardo Vieira Maia, Léo Steinbruch, Yoshiaki Nakano and José Eduardo de Lacerda Soares – Members; Claudia Maria Sarti - General Secretary of the Board of Directors. The meeting was held pursuant to Article 15, Paragraph 2 of the Bylaws.

5. Matters Dealt With: 5.1 - Executive Board - The Board has approved, by majority vote of its members, with the dissenting vote statement duly filed at the company's headquarters, pursuant to the provisions of Article 19, item IV of the Bylaws, (i) the election of Mr. Marcelo Cunha Ribeiro, Brazilian citizen, married, engineer, bearer of the Identity Card (RG) 52.229.733-X and enrolled under the Individual Taxpayer's ID (CPF/MF) No. 829.510.041-68, with address at Av. Brig. Faria Lima, No. 3400, 20th floor, in São Paulo, State of São Paulo, for the position of Chief Financial Officer, responsible for the treasury, controllership, tax and accounting areas; and (ii) the re-election of Messrs. Benjamin Steinbruch, Brazilian citizen, married, industrial, bearer of the Identity Card (RG) No. 3.627.815-4 and enrolled under the Individual Taxpayer's ID (CPF/MF) No. 618.266.778-87, domiciled at Av. Brigadeiro Faria Lima, No. 3.400, 20th floor, in São Paulo, State of São Paulo, for the position of Chief Executive Officer, which includes, in addition to the duties provided for in the bylaws, the mining, institutional and railway participation areas; Luis Fernando Barbosa Martinez, Brazilian citizen, married, metallurgical engineer, bearer of the Identity Card (RG) No. 10.527.662 – SSP/SP and enrolled under the Individual Taxpayer's ID (CPF/MF) No. 055.978.608-52, domiciled at Av. Brigadeiro Faria Lima, No. 3.400, 20th floor, in the City of São Paulo, State of São Paulo, for the position of Executive Officer, responsible for the commercial and logistic areas of the steel, cement and special sales segments; Pedro Gutemberg Quariguasi Netto, Brazilian citizen, divorced, metallurgical engineer, bearer of the Identity Card (RG) No. 618358-SSP/MA and enrolled under the Individual Taxpayer's ID (CPF/MF) No. 945.380.777-04, domiciled at Av. Brig. Faria Lima, No. 3400, 20th floor, in São Paulo, State of São Paulo, for the position of Executive Officer, responsible for the production area of the steel segment; and David Moise Salama, Brazilian citizen, married, accountant, bearer of the Identity Card (RG) No. 15.315.057-9 SSP/SP and enrolled under the Individual Taxpayer's ID (CPF/MF) No. 085.725.298-45, domiciled at Av. Brigadeiro Faria Lima, No. 3.400, 20th floor, in the City of São Paulo, State of São Paulo, for the position of Executive Officer, responsible for the insurance, credit and equity areas and occupying the position of Investor Relations Officer. The term of office of the executive officers hereby elected and reelected is of two (2) years as of this date, and it is hereby established that the term of office goes up until the investiture of their replacements, pursuant to Article 150, Paragraph 4 of Law 6404/76. The Executive Officers hereby elected and reelected are invested in their positions on this date, signing their respective Instrument of Investiture and stating that they are not involved in any of the impediments or crimes set forth in Article 147 of Law 6404/76. Thus, the structure of the Company's Executive Board now is as follows: Benjamin Steinbruch - Chief Executive Officer; Luis Fernando Barbosa Martinez - Executive Officer; Pedro Gutemberg Quariguasi Netto - Executive Officer; Marcelo Cunha Ribeiro - Executive Officer; and David Moise Salama - Executive Officer cumulating the position of Investor Relations Officer. There being no further matters to discuss, the meeting was closed, these minutes were drawn up, read and approved, being then signed by those attending.

I certify that the above resolutions are a summary of the minutes filed at the Company's Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Claudia Maria Sarti

General Secretary of the Board of Directors

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